UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                January 16, 2007

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL ANNOUNCES STAR(TM) RESEARCH LICENSE AGREEMENT WITH NOVO NORDISK A/S

LEIDEN, THE NETHERLANDS, 16 JANUARY 2007 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL) announced today that it has signed a non-exclusive STAR(TM) research license agreement for the production of monoclonal antibodies with Bagsvaerd, Denmark-based Novo Nordisk A/S.

Novo Nordisk A/S intends to evaluate the STAR(TM) technology using its proprietary mammalian CHO cell line along with its antibodies. Under the terms of the agreement, Novo Nordisk A/S will pay a license issuance fee, a success-based fee and annual maintenance fees provided the license is extended upon evaluation. Financial details of the deal were not disclosed.

ABOUT STAR TECHNOLOGY

Crucell's STAR(TM) technology is useful for increasing production of recombinant antibodies and therapeutic proteins on mammalian cell lines. STAR(TM) technology supports high yield antibody and protein production. Using Crucell's STAR(TM) technology, high levels of protein can be generated. This has been demonstrated in several CHO derivatives for numerous proteins and different antibodies. Under standard non-optimized cell culture conditions using commercially available medium, specific productivity levels ranging between 25 and 50 pg/cell/day are easily achieved with screening of only up to 25 clones. Therefore Crucell's STAR(TM) technology is also ideal for stable bulk transfections to rapidly obtain adequate levels of protein for immunization, target discovery processes, protein characterization, or optimization and validation of downstream processes such as protein purification.

ABOUT CRUCELL

Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminium-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several Crucell products based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the US. The Company employs over a 1000 people. For more information, please visit www.crucell.com.


ABOUT NOVO NORDISK

Novo Nordisk is a healthcare company and a world leader in diabetes care. The company has the broadest diabetes product portfolio in the industry, including the most advanced products within the area of insulin delivery systems. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs more than 23,000 employees in 79 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit www.novonordisk.com

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FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on July 6, 2006, and the section entitled "Risk Factors". The Company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP) and Europe (IFRS).

FOR FURTHER INFORMATION PLEASE CONTACT:

CRUCELL N.V.                       FOR CRUCELL IN THE US:
Leonard Kruimer                    Redington, Inc.
Chief Financial Officer            Thomas Redington
Tel. +31-(0)71-524 8722            Tel. +1 212-926-1733
Leonard.Kruimer@crucell.com        tredington@redingtoninc.com



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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

    January 16, 2007                               /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer